Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2019 Results

HAMILTON, BERMUDA, October 23, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	2018	2017
Adjusted Net Revenue[1]	58.9	61.2	85.8	85.2	48.2	214.8	241.8
Adjusted EBITDA[2]	36.0	38.0	64.2	61.3	25.1	123.2	152.1
Net Income/(Loss)	(9.4)	(10.5)	17.7	12.0	(21.5)[3]	(46.9)[3]	6.6[3]
EPS – basic	(0.07)	(0.07)	0.12	0.08	(0.15)	(0.33)	0.05
EPS – diluted[4]	(0.07)	(0.07)	0.12	0.08	(0.15)	(0.33)	0.05
Dividend[5]	0.05	0.02	0.08	0.05	0.02	0.11	0.14
Interest Bearing Debt	945.9	904.2	918.9	967.3	935.1	967.3	786.2
Cash	115.4	71.0	69.3	94.9	86.6	94.9	77.3
Operating days[6]	2,484.0	2,457.0	2,430.0	2,629.2	2,549.8	9,810.7	9,287.9
Scheduled off hire days	157.0	140.7	0.0	79.1	0.0	95.2	188.5
Unscheduled off hire days	13.0	3.4	12.0	2.8	2.7	9.6	18.9
Revenue days[7]	2,314.0	2,312.9	2,418.0	2,547.3	2,547.1	9,705.9	9,080.5
Spot Exposure[8]	82.2%	85.2%	83.5%	78.8%	72.0%	73.2%	66.4%

QUARTERLY HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $36.0 million. Net loss for the quarter of $9.4 million or loss of $0.07 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $1.5 million, net loss would be $7.9 million, equivalent to loss of $0.06 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $25,500 per day in the third quarter of 2019 of which the Company’s VLCCs on time-charter earned $33,700 per day and the Company’s VLCCs operating in the spot market achieved $24,300 per day.

●	Thus far in the fourth quarter of 2019, 49% of the available VLCC spot days have been booked at an average rate of $61,700 per day.

●
All of the scheduled off hire days in the quarter were related to the scrubber retrofit project. Eight of the Company’s 16 scrubber retrofits were completed by quarter end, while two vessels were still at the yard at quarter end.

●
For the third quarter of 2019, the Company will return $7.3 million to shareholders in the form of a cash dividend of $0.05 per share, payable on November 14, 2019 to shareholders of record as of November 7, 2019.

●
On September 26, 2019, the Company drew down $35 million under the revolving credit facility tranche of the Nordea Credit Facility in order to prepare for the Company’s 4.5% Convertible Senior Notes due 2019 coming to maturity October 1, 2019. As 80% of the notes were converted, the $35 million has subsequently been repaid. See subsequent events highlights below.

●
As of September 30, 2019 DHT had a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to the web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

SUBSEQUENT EVENTS HIGHLIGHTS:

●
On October 1, 2019, the Company announced that holders of $26,434,000 in aggregate principal amount of the Company’s 4.5% Convertible Senior Notes due October 1, 2019, exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result the Company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

●	On October 16, 2019, the Company prepaid $35 million under the Nordea Credit Facility. The prepayment was made under the revolving credit facility tranche, which remains available.

Footnotes:
1Shipping Revenues net of voyage expenses.
2 Shipping Revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Q3 2018 includes a non-cash impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie, 2018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie and 2017 includes impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Reveue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off-hire.
8As % of total operating days in period.

THIRD QUARTER 2019 FINANCIALS

The Company reported shipping revenues for the third quarter of 2019 of $104.7 million compared to shipping revenues of $90.2 million in the third quarter of 2018. The increase from the 2018 period to the 2019 period includes $22.8 million attributable to higher tanker rates offset by $8.3 million attributable to change in total revenue days. The decrease in total revenue days was a result of scheduled off hire in connection with the scrubber retrofit project.

Voyage expenses for the third quarter of 2019 were $45.8 million, compared to voyage expenses of $42.0 million in the third quarter of 2018. The increase was mainly due to a $4.1 million increase in bunker expenses as a result of more vessels operating in the spot market offset by a 3% decrease in total operating days. The decrease in operating days is mainly due to the sale of the two Aframaxes DHT Cathy and DHT Sophie in December 2018.

Vessel operating expenses for the third quarter of 2019 were $19.4 million, compared to $19.6 million in the third quarter of 2018. The decrease was mainly due to a 3% decrease in total operating days.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $29.7 million for the third quarter of 2019, compared to $26.7 million in the third quarter of 2018. The increase was mainly due to depreciation related to scrubbers of $1.9 million and increased depreciation related to vessels and docking of $0.9 million.

No impairment charge was recorded in the third quarter of 2019. In the third quarter of 2018 the Company recorded an impairment charge of $3.5 million related to the planned sale of DHT Cathy and DHT Sophie.

General & administrative expense (“G&A”) for the third quarter of 2019 was $3.5 million, consisting of $3.1 million cash and $0.4 million non-cash charges, compared to $3.4 million in the third quarter of 2018, consisting of $3.1 million cash and $0.3 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2019 were $15.7 million compared to $16.4 million in the third quarter of 2018. The decrease was due to non-cash finance expense of $3.6 million related to the private exchange of convertible notes expensed in August 2018 partially offset by a non-cash finance expense of $1.5 million related to interest rate derivatives and an increase in three-month LIBOR.

The Company had net loss in the third quarter of 2019 of $9.4 million, or loss of $0.07 per basic share and $0.07 per diluted share, compared to net loss in the third quarter of 2018 of $21.5 million, or loss of $0.15 per basic share and $0.15 per diluted share. The change from the 2018 period to the 2019 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the third quarter of 2019 was $21.8 million compared to net cash used in operating activities of $4.4 million for the third quarter of 2018. The change is mainly due to net loss of $9.4 million in the third quarter of 2019 compared to net loss of $21.5 million in the third quarter of 2018, $15.8 million related to change in operating assets and liabilities offset by $1.8 million related to items included in net income not affecting cash flows.

Net cash used in investing activities was $14.0 million in the third quarter of 2019 and was mainly related to investment in vessels. Net cash used in investing activities was $58.7 million in the third quarter of 2018 and was mainly related to investment in vessels under construction.

Net cash provided by financing activities for the third quarter of 2019 was $36.6 million comprising $55.0 million related to issuance of long-term debt offset by $15.4 million related to scheduled repayment of long-term debt and $2.9 million related to cash dividend paid. Net cash provided by financing activities for the third quarter of 2018 was $72.7 million comprising $50.7 million related to issuance of long-term debt and $39.3 million related to issuance of convertible bonds offset by $14.5 million related to scheduled repayment of long-term debt and $2.9 million related to cash dividend paid.

As of September 30, 2019, the cash balance was $115.4 million, compared to $94.9 million as of December 31, 2018.

The Company declared a cash dividend of $0.05 per common share for the third quarter of 2019 payable on November 14, 2019 for shareholders of record as of November 7, 2019.

The Company monitor its covenant compliance on an ongoing basis. As of the date of the most recent compliance certificates submitted for the third quarter of 2019, the Company is in compliance with its financial covenants.

As of September 30, 2019, the Company had 142,418,941 shares of common stock outstanding compared to 143,592,543 shares as of September 30, 2018.

NINE MONTHS 2019 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2019 of $343.2 million compared to $237.3 million in the first three quarters of 2018. The increase from the 2018 period to the 2019 period includes $109.7 million attributable to higher tanker rates offset by $3.8 million attributable to change in total revenue days.

Voyage expenses for the first three quarters of 2019 were $137.4 million compared to voyage expenses of $108.5 million in the first three quarters of 2018. The increase was mainly due to a $27.6 million increase in bunker expenses as a result of more vessels operating in the spot market and a 3% increase in total operating days. The increase in operating days is mainly due to the deliveries of the newbuildings DHT Colt, DHT Stallion, DHT Bronco and DHT Mustang during second, third and fourth quarter of 2018, offset by the sale of the two Aframaxes DHT Cathy and DHT Sophie in December 2018.

Vessel operating expenses for the first three quarters of 2019 were $56.5 million, compared to $54.6 million in the first three quarters of 2018. The increase was mainly due to a 3% increase in total operating days.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $84.9 million for the first three quarters of 2019, compared to $75.2 million in the first three quarters of 2018. The increase was mainly due to depreciation related to scrubbers of $3.3 million and increased depreciation related to vessels and docking of $6.1 million.

No impairment charge was recorded in the first three quarters of 2019. The Company recorded an impairment charge of $3.5 million in the first three quarters of 2018 related to the planned sale of DHT Cathy and DHT Sophie.

G&A for the first three quarters of 2019 was $11.3 million, consisting of $9.6 million cash and $1.7 million non-cash, compared to $12.4 million, consisting of $10.3 million cash and $2.1 million non-cash for the first three quarters of 2018.

Net financial expenses for the first three quarters of 2019 were $55.3 million, compared to $41.9 million in the first three quarters of 2018. The increase is mainly due to non-cash finance expense of $12.8 million related to interest rate derivatives together with the full year the effect of increased borrowings and an increase in three-month LIBOR partially offset by a non-cash finance expense of $4.3 million related to upfront fees in connection with the refinancing in April 2018 and a non-cash finance expense of $3.6 million related to the private exchange of convertible notes due 2019.

The Company had net loss for the first three quarters of 2019 of $2.2 million, or loss of $0.02 per basic share and $0.02 per diluted share compared to net loss of $58.9 million, or loss of $0.41 per basic share and $0.41 per diluted share in the first three quarters of 2018. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for the first three quarters of 2019 was $106.1 million compared to $25.7 million for the first three quarters of 2018. The increase was mainly due to net loss of $2.2 million in the first three quarters of 2019 compared to net loss of $58.9 million in the first three quarters of 2018, $12.6 million related to items included in net income not affecting cash flows and an $11.1 million change in operating assets and liabilities.

Net cash used in investing activities for the first three quarters of 2019 was $33.4 million related to investment in vessels, predominantly retrofitting of exhaust cleaning systems. Net cash used in investing activities for the first three quarters of 2018 was $146.3 million comprising $165.2 million related to investment in vessels under construction and $1.7 million related to investment in vessels offset by $20.7 million related to the sale of DHT Utik.

Net cash used in financing activities for the first three quarters of 2019 was $52.3 million comprising $55.0 million related to issuance of long-term debt offset by $47.5 million related to scheduled repayment of long-term debt, $35.0 million related to prepayment of long-term debt, $21.3 million related to cash dividend paid and $3.2 million related to repurchase of shares.  Net cash provided by financing activities for the first three quarters of 2018 was $129.9 million comprising $522.7 million related to issuance of debt and $39.3 million related to issuance of convertible bonds offset by $377.9 million related to repayment of long-term debt in connection with refinancing, $37.0 million related to scheduled repayment of long-term debt, $8.7 million related to repayment of long-term debt in connection with sale of vessels and $8.6 million related to cash dividend paid.

As of September 30, 2019, the cash balance was $115.4 million, compared to $94.9 million as of December 31, 2018.

As of September 30, 2019, the Company had 142,418,941 shares of common stock outstanding compared to 143,592,543 shares as of September 30, 2018.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	2018	2017
Reconciliation of Adjusted Net Revenue

Shipping revenues	104,740	106,188	132,305	138,620	90,177	375,941	355,052
Voyage expenses	(45,847)	(45,021)	(46,492)	(53,389)	(41,983)	(161,891)	(113,301)
Adjusted Net Revenue	58,893	61,168	85,812	85,231	48,194	214,050	241,751

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(9,391)	(10,513)	17,723	11,983	(21,475)	(46,927)	6,602
Income tax expense/(income)	15	61	36	(16)	40	83	131
Other financial (income)/expenses	661	400	378	579	3,850	4,943	(443)
Fair value (gain)/loss on derivative financial instruments	1,510	6,979	4,364	6,222	(486)	5,191	(2,154)
Interest expense	13,807	13,961	14,548	14,784	13,300	54,211	40,109
Interest income	(113)	(444)	(163)	(120)	(73)	(345)	(140)
Share of profit from associated companies	(158)	(162)	(265)	(217)	(189)	(858)	(802)
(Profit)/loss, sale of vessel	-	-	-	(122)	-	(75)	3,540
Impairment charges	-	-	-	-	3,500	3,500	8,540
Depreciation and amortization	29,656	27,713	27,552	28,251	26,682	103,476	96,758
Adjusted EBITDA	35,987	37,994	64,172	61,343	25,149	123,198	152,141

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CEST on Thursday October 24, 2019 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 631 510 7495 within the United States, 23 96 02 64 within Norway and +44 (0) 207 192 8000 for international callers. The passcode is “DHT” or “6488407”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/mmc/p/wuqujqhs and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until October 31, 2019 14:00 EST/19:00 CET.
To access the replay, dial 1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “6488407” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$115,352	94,944
Accounts receivable and accrued revenues		54,976	60,196
Capitalized voyage expenses		2,493	1,633
Prepaid expenses		3,376	4,338
Bunkers, lube oils and consumables		27,597	32,212
Total current assets		$203,794	193,323

Non-current assets
Vessels and time charter contracts	5	$1,611,115	1,665,810
Advances for vessel upgrades	5	5,648	–
Other property, plant and equipment	2	2,988	335
Investment in associated company		4,930	4,388
Total non-current assets		$1,624,680	1,670,533

TOTAL ASSETS		$1,828,473	1,863,856

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$23,898	28,634
Derivative financial liabilities	4	4,810	1,250
Current portion long-term debt	4	99,843	93,815
Other current liabilities	2	565	–
Total current liabilities		$129,115	123,699

Non-current liabilities
Long-term debt	4	$846,008	873,460
Derivative financial liabilities	4	13,779	4,486
Other non-current liabilities	2	2,842	542
Total non-current liabilities		$862,630	878,489

TOTAL LIABILITIES		$991,745	1,002,188

Equity
Stock	6	$1,424	1,427
Additional paid-in capital	6	1,143,100	1,145,107
Treasury shares	7	–	(1,364)
Accumulated deficit		(308,905)	(285,383)
Translation differences		(13)	32
Other reserves		1,123	1,848
Non controlling interest		(0)	–
Total equity		$836,728	861,668

TOTAL LIABILITIES AND EQUITY		$1,828,473	1,863,856

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2019	Q3 2018	9 months 2019	9 months 2018
	Note	Jul. 1 – Sept. 30, 2019	Jul. 1 – Sept. 30, 2018	Jan. 1 – Sept. 30, 2019	Jan. 1 – Sept. 30, 2018
Shipping revenues		$104,740	90,177	$343,233	237,322

Operating expenses
Voyage expenses		(45,847)	(41,983)	(137,360)	(108,502)
Vessel operating expenses		(19,385)	(19,600)	(56,453)	(54,581)
Depreciation and amortization	5	(29,656)	(26,682)	(84,922)	(75,226)
Impairment charges	5	–	(3,500)	–	(3,500)
Profit/(loss), sale of vessel		–	–	–	(46)
General and administrative expense		(3,520)	(3,445)	(11,266)	(12,383)
Total operating expenses		$(98,408)	(95,210)	$(290,000)	(254,238)

Operating income/(loss)		$6,331	(5,033)	$53,233	(16,917)

Share of profit from associated companies		158	189	585	641
Interest income		113	73	720	224
Interest expense		(13,807)	(13,300)	(42,315)	(39,427)
Fair value gain/(loss) on derivative financial instruments		(1,510)	486	(12,853)	1,031
Other financial income/(expenses)		(661)	(3,850)	(1,440)	(4,365)
Profit/(loss) before tax		$(9,376)	(21,435)	$(2,070)	(58,812)

Income tax expense		(15)	(40)	(111)	(98)
Net income/(loss) after tax		$(9,391)	(21,475)	$(2,181)	(58,910)
Loss/(income) attributible to non controlling interest		4	–	4
Attributable to the owners of parent		$(9,387)	(21,475)	$(2,178)	(58,910)

Basic net income/(loss) per share		(0.07)	(0.15)	(0.02)	(0.41)
Diluted net income/(loss) per share		(0.07)	(0.15)	(0.02)	(0.41)

Weighted average number of shares (basic)		142,418,941	143,592,543	142,347,867	143,405,930
Weighted average number of shares (diluted)		142,554,889	143,602,884	142,435,420	143,408,748

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)
		Q3 2019	Q3 2018	9 months 2019	9 months 2018
	Note	Jul. 1 – Sept. 30, 2019	Jul. 1 – Sept. 30, 2018	Jan. 1 – Sept. 30, 2019	Jan. 1 – Sept. 30, 2018
Profit/(loss) for the period		$(9,387)	(21,475)	$(2,178)	(58,910)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation/(loss)		–	–	–	–
Total		$–	–	$–	–
Items that may be reclassified to income statement:
Exchange gain/(loss) on translation of foreign currency lease asset/liability		(1)	–	(2)	–
Exchange gain/(loss) on translation of foreign currency denominated associate		(64)	(9)	(43)	(63)
Total		$(66)	(9)	$(45)	(63)

Other comprehensive income/(loss)		$(66)	(9)	$(45)	(63)

Total comprehensive income/(loss) for the period		$(9,453)	(21,484)	$(2,223)	(58,974)

Attributable to the owners of parent		$(9,453)	(21,484)	$(2,223)	(58,974)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2019	Q3 2018	9 months 2019	9 months 2018
	Note	Jul. 1 – Sept. 30, 2019	Jul. 1 – Sept. 30, 2018	Jan. 1 – Sept. 30, 2019	Jan. 1 – Sept. 30, 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)		$(9,391)	(21,475)	(2,181)	(58,910)

Items included in net income not affecting cash flows		33,500	35,278	105,140	92,502
Depreciation	5	29,656	26,682	84,922	75,226
Impairment charges	5	–	3,500	–	3,500
Amortization of debt issuance costs		2,053	1,878	6,073	9,549
(Profit)/loss, sale of vessel		–	–	–	46
Fair value (gain)/loss on derivative financial instruments	4	1,510	(486)	12,853	(1,031)
Compensation related to options and restricted stock		438	304	1,877	2,264
(Gain)/loss purchase of convertible bond	6	–	3,589	–	3,589
Share of profit in associated companies		(158)	(189)	(585)	(641)
Income adjusted for non-cash items		$24,110	13,803	102,958	33,592

Changes in operating assets and liabilities		(2,346)	(18,169)	3,139	(7,926)
Accounts receivable and accrued revenues	8	(12,633)	(11,622)	5,220	(6,223)
Capitalized voyage expenses		241	1,157	(861)	474
Prepaid expenses		288	(2,320)	962	(4,641)
Accounts payable and accrued expenses		(238)	(1,407)	(6,904)	8,052
Deferred shipping revenues		–	(1,352)	–	2
Bunkers, lube oils and consumables		9,962	(2,650)	4,615	(5,577)
Pension liability		35	24	105	(14)
Net cash provided by/(used in) operating activities		$21,764	(4,367)	106,097	25,666

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(13,976)	(5)	(33,310)	(1,714)
Investment in vessels under construction		–	(58,673)	–	(165,233)
Sale of vessels		–	–	–	20,715
Investment in property, plant and equipment		(35)	1	(47)	(84)
Net cash used in investing activities		$(14,011)	(58,677)	(33,357)	(146,316)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(2,848)	(2,872)	(21,345)	(8,615)
Repayment of lease liability		(129)	–	(241)	–
Issuance of long-term debt	4	54,991	50,742	54,990	522,732
Purchase of treasury shares	7	–	–	(3,248)	–
Issuance of convertible bonds	6	–	39,346	(7)	39,346
Scheduled repayment of long-term debt	4	(15,394)	(14,543)	(47,481)	(36,951)
Prepayment of long-term debt	4	–		(35,000)	–
Repayment of long-term debt refinancing	4	–	–	–	(377,935)
Repayment of long-term debt, sale of vessels	4	–	–	–	(8,663)
Net cash provided/(used in) by financing activities		$36,620	72,673	(52,332)	129,915

Net increase in cash and cash equivalents		44,373	9,630	20,407	9,264
Cash and cash equivalents at beginning of period		70,978	76,927	94,944	77,292
Cash and cash equivalents at end of period		$115,352	86,556	115,352	86,556

Specification of items included in operating activities:
Interest paid		12,377	13,253	38,151	29,246
Interest received		113	73	720	224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

	Note	Shares	Stock	Paid-in Additional Capital		Treasury Shares	Retained Earnings	Translation Differences	Other Reserves	Non- Controlling Interest	Total Equity
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$		$(222,087)	$85	$5,676	–	$925,892
Impact of change in accounting policy	2						(4,734)				(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794		–	(226,821)	85	5,676	–	921,158
Net income/(loss) after tax							(58,910)				(58,910)
Other comprehensive income							–	(63)			(63)
Total comprehensive income							(58,910)	(63)			(58,974)
Cash dividends declared and paid							(8,615)				(8,615)
Issuance of convertible bonds				3,165							3,165
Purchase of convertible bonds				(1,613)							(1,613)
Compensation related to options and restricted stock		1,175,136	12	6,414					(4,161)		2,264
Balance at September 30, 2018		143,592,543	$1,436	$1,148,761		$–	$(294,346)	$22	$1,514	$–	$857,387

Balance at January 1, 2019		142,700,046	$1,427	$1,145,107		$(1,364)	$(285,383)	$32	$1,848	$–	$861,668
Net income/(loss) after tax							(2,178)			(0)	(2,178)
Other comprehensive income							–	(45)			(45)
Total comprehensive income							(2,178)	(45)		(0)	(2,223)
Cash dividends declared and paid							(21,345)				(21,345)
Purchase of treasury shares						(3,248)					(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)		4,612					–
Compensation related to options and restricted stock		780,136	8	2,594					(725)		1,877
Balance at September 30, 2019		142,418,941	$1,424	$1,143,100		$–	$(308,905)	$(13)	$1,123	$(0)	$836,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2019

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on October 23, 2019 and authorized for issue on October 23, 2019.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2018. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2018 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2019 are listed below. With the exception of IFRS 16, the adoption did not have any effect on the financial statements:

o	IFRS 16 Leases
o	Amendments to IFRS 9 Prepayment Features with Negative Compensation
o	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
o	Annual Improvements to IFRS Standards 2015-2017 Cycle, Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
o	Amendments to IAS 19 Employee Benefits, Plan Amendments, Curtailments or Settlements
o	IFRS 10 Consolidated Financial Statements and IAS 28 (amendments), Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
o	IFRIC 23 Uncertainty over Income Tax Treatments

Adoption of IFRS 16 Leases
Effective from January 1, 2019, the Company adopted the new accounting standard IFRS 16 Leases using the modified retrospective method. The Company recognized an initial $1.5 million lease liability and a corresponding right-of-use lease asset to comply with the new lease standard. There was no transition effect on the opening balance of equity, and the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The effects of the change in the accounting standard from IAS 17 Leases to IFRS 16 Leases is described in further detail in DHT’s Annual Report on Form 20-F for 2018.

As of July 1, 2019, the Company recognized an increase of $1.6 million in the lease liability and a corresponding right-of-use lease asset related to a new contract that fall within the definition of a lease in accordance with IFRS 16.

Amounts recognized in the condensed consolidated statement of financial position as of September 30, 2019 after the adoption of IFRS 16 Leases, including additions in 2019, were as follows:

Amounts recognized in the consolidated statement of financial position

$ in thousands	September 30, 2019
Lease liability (Other non-current liabilities)	2,194
Lease liability (Other current liabilities)	565
Right-of-use asset (Other property, plant and equipment)	2,732

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of September 30, 2019, the Company had 27 vessels in operation; 5 vessels were on time charters and 22 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2019 to September 30, 2019 five customers represented $17.9 million, $11.1 million, $8.7 million, $6.2 million and $5.0 million, respectively, of the Company’s revenues. The five customers in aggregate represented $48.9 million, equal to 47 percent of the total revenue of $104.7 million for the period from July 1, 2019 to September 30, 2019.

For the period from January 1, 2019 to September 30, 2019 five customers represented $64.2 million, $45.3 million, $38.6 million, $22.9 million and $17.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $188.2 million, equal to 55 percent of the total revenue of $343.2 million for the period from January 1, 2019 to September 30, 2019.

For the period from July 1, 2018 to September 30, 2018 five customers represented $18.6 million, $8.4 million, $6.4 million, $5.5 million and $5.3 million, respectively, of the Company’s revenues. The five customers in aggregate represented $44.2 million, equal to 49 percent of the total revenue of $90.2 million for the period from July 1, 2018 to September 30, 2018.

For the period from January 1, 2018 to September 30, 2018 five customers represented $42.1 million, $27.8 million, $14.9 million, $13.1 million and $12.9 million, respectively, of the Company’s revenues. The five customers in aggregate represented $110.8 million, equal to 47 percent of the total revenue of $237.3 million for the period from January 1, 2018 to September 30, 2018.

Note 4 – Interest bearing debt

As of September 30, 2019, DHT had interest bearing debt totaling $945.9 million (including the $157.9 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

	Margin	Q4
$ in thousands	above Libor	2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility	2.40%	8,344	33,378	33,378	369,505	444,605
Credit Agricole Credit Facility	2.19%	1,649	6,597	6,597	42,925	57,769
Danish Ship Finance Credit Facility	2.25%	1,300	39,000			40,300
Nordea Credit Facility*	2.40%	5,400	29,100	31,600	196,183	262,283
ABN Amro Revolving Credit Facility**	2.50%
Convertible Senior Notes		32,860		125,000		157,860
Total		49,554	108,075	196,575	608,613	962,817
Unamortized upfront fees bank loans						(7,352)
Difference amortized cost/notional amount convertible note						(9,615)
Total interest bearing debt						945,851

*$25.0 mill. undrawn as of September 30, 2019.
**$48.9 mill. available as of September 30, 2019.  Quarterly reduction of $1.3 million.

ABN Amro Credit Facility
In April 2018 the Company entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to Libor + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 with the last installment.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 the Company made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 the Company entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt in 2018, the current outstanding is repayable in quarterly installments of $5.4 million with a final payment of $156.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 the Company secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to Libor + 2.40%. As per September 30, 2019, a total of $25.0 million was drawn and $25.0 million is available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, the Company entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, the Company entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, the Company entered into an agreement with ABN to amend the repayment profile by reducing the quarterly reductions from $1.8 million to $1.3 million. Other terms and conditions remains the same. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Interest rate swaps
As of September 30, 2019, the Company has nine amortizing interest rate swaps totaling $385.6 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of September 30, 2019, the fair value of the derivative financial liability related to the swaps amounted to $18.6 million.

Covenant compliance
As of the date of the most recent compliance certificates submitted to the banks, the Company is in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessel Costs

Cost of Vessels
$ in thousands
At January 1, 2019	2,071,456
Additions**	(1,157)
Transferred from vessels upgrades	30,991
Retirement	(3,116)
At September 30, 2019	2,098,174

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2019	405,646
Depreciation and amortization	84,529
Impairment charges	–
Retirement	(3,116)
At September 30, 2019	487,060

Carrying Amount
$ in thousands
At January 1, 2019	1,665,810
At September 30, 2019	1,611,115

*Accumulated numbers
**Adjustments to capitalized expenses in 2018
Vessel upgrades

Cost of vessel upgrades
$ in thousands
At January 1, 2019	–
Additions	36,639
Transferred to vessels	(30,991)
At September 30, 2019	5,648

Carrying Amount
$ in thousands
At January 1, 2019	–
At September 30, 2019	5,648

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 the Company completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “2019 Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.0216 effective August 22, 2019. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, and the private exchange August 2018, the total number of shares to be issued would be 5,457,009.

In August 2018 the Company completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement was completed of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Net proceeds to DHT were approximately $38.9 million after the payment of placement agent fees.

Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of convertible senior notes due 2021 (the “2021 Notes”) and approximately $32.9 million aggregate principal amount of the 2019 Notes outstanding. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The initial conversion price was $6.2599 per share of common stock (equivalent to 19,968,370 shares of common stock) and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to 6.0442 effective May 20, 2019. Based on the adjusted conversion price the total number of shares to be issued would be 20,680,983. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

On October 1, 2019 the Company announced that holders of $26,434,000 in aggregate principal amount of the Company’s 4.5% Convertible Senior Notes due October 1, 2019, exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result the Company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2019	142,418,941	−
Shares to be issued assuming conversion of convertible notes due 2019*	6,789,844
Shares to be issued assuming conversion of convertible notes due 2021*	30,824,087
Numbers of shares authorized for issue at September 30, 2019	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
 *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of September 30, 2019, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
The Company did not make any share repurchases during Q3 2019. In March 2019, the Company purchased 725,298 of its own shares in the open market for an aggregate consideration of $3.2 million, at an average price of $4.47 per share.

Dividend payment

Dividend payment as of September 30, 2019:

Payment date	Total Payment	Per common share
August 29, 2019	$2.8 million	$0.02
May 28, 2019	$11.4 million	$0.08
February 26, 2019	$7.1 million	$0.05
Total payment as per September 30, 2019	$21.3 million	$0.15

Dividend payment as of December 31, 2018:

Payment date	Total Payment	Per common share
November 23, 2018	$2.9 million	$0.02
August 31, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
February 28, 2018	$2.9 million	$0.02
Total payment as per December 31, 2018	$11.5 million	$0.08

Note 8 – Accounts receivable and accrued revenues

Accounts receivable and accrued revenues totaling $55.0 million as of September 30, 2019 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies

Note 9 in the 2018 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On October 1, 2019, the Company announced that holders of $26,434,000 in aggregate principal amount of the Company’s 4.5% Convertible Senior Notes due October 1, 2019, exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result the Company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

On October 16, 2019, the Company prepaid $35 million under the Nordea Credit Facility. The prepayment was made under the revolving credit facility tranche, which remains available.

On October 23, 2019, the Board approved a dividend of $0.05 per common share related to the third quarter 2019 to be paid on November 14, 2019 for shareholders of record as of November 7, 2019.